ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

June 8, 2004

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)			WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since May, 2004 (date of most recent submission) pursuant to the laws of Canada:			
	a.	news releases	immediately	Issuer
		i. June 7, 2004		
		ii. May 18, 2004		
		iii. May 14, 2004		
		iv. May 6, 2004		
	b.	material change reports (date indicated is date of material change to which report relates)	within 10 days of the material change	Issuer
		i. June 7, 2004		

dlw 6/18

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)			WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	Renewal Annual Information Form ("Renewal AIF")			
	i.	May 19, 2004 – Renewal AIF filed pursuant to National Instrument 44-101	within 140 days following the issuer's most recently completed financial year	Issuer
d.	Form 45-102F2 Qualifying Issuer Certificate pursuant to Multilateral Instrument 45-102		on or before the tenth day after the distribution date	Issuer
	i.	N/A		
e.	audited financial statements together with Management Discussion and Analysis		within 140 days from the end of the Issuer's financial year	Issuer
	i.	December 31, 2003		
f.	unaudited interim financial statements for the period ended, together with Management Discussion and Analysis and Certificates of Chief Executive Officer and Chief Financial Officer:		within 45 days from the day to which it is made up	Issuer
	i.	March 31, 2004		
g.	Information Circular and Management Proxy		at least 25 days prior to the date of the general meeting	Issuer
	i.	May 19, 2004		
h.	2003 Annual Report		within 140 days following the Issuer's most recently completed fiscal year	Issuer

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a, 1.e, 1.f, 1.g, and 1.h above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. the same information as referred to in item 1.e, 1.f, 1.g and 1.h above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

SEC MAIL PROCESSING
RECEIVED
JUN 1 0 2004
WASH. D.C. 103 SECTION

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street
Edmonton, Alberta
T6E 6G4

Item 2. **Date of Material Change**

June 4, 2004

Item 3. **News Release**

BioMS Medical Corp. (the "Issuer") issued a press release on June 7, 2004 through the facilities of the Canadian News Wire.

Item 4. **Summary of Material Change**

The Issuer has received Health Canada clearance to initiate a pivotal Phase II/III human clinical trial to investigate the use of MBP8298 as a treatment for patients with secondary progressive multiple sclerosis.

Item 5. **Full Description of Material Change**

BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced that it has received Health Canada clearance to initiate a pivotal Phase II/III human clinical trial to investigate the use of MBP8298 as a treatment for patients with secondary progressive multiple sclerosis (SPMS).

As a pivotal Phase II/III, the trial includes the Phase III testing for efficacy of MBP8298 on established clinical endpoints in a large group of patients that would be supportive of market authorization of the drug. Furthermore, the incorporation of Phase II endpoints will provide BioMS Medical with a unique opportunity to gather data on emerging MRI imaging and immunological endpoints associated with SPMS.

The double blind, placebo controlled trial will enroll up to 553 patients at multiple sites. Patients will receive intravenous injections every 6 months for a period of two years. The primary endpoint will be time to disease progression as determined by the Expanded Disability Status Scale (EDSS). The trial is designed with two planned interim analyses.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted on the basis that it is confidential information.

Item 8. **Executive Officer**

To obtain further information contact the President, Kevin Giese at 780-448-1755.

Item 9. **Date of Report**

June 7, 2004

"Michael Kennedy"
Authorized Signatory

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS
MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS Medical Receives Health Canada Clearance for Pivotal Phase II/III Multiple Sclerosis Trial

Edmonton, Alberta, June 7, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced that it has received Health Canada clearance to initiate a pivotal Phase II/III human clinical trial to investigate the use of MBP8298 as a treatment for patients with secondary progressive multiple sclerosis (SPMS).

As a pivotal Phase II/III, the trial includes the Phase III testing for efficacy of MBP8298 on established clinical endpoints in a large group of patients that would be supportive of market authorization of the drug. Furthermore, the incorporation of Phase II endpoints will provide BioMS Medical with a unique opportunity to gather data on emerging MRI imaging and immunological endpoints associated with SPMS.

"We believe that BioMS has both the opportunity and the obligation to support the research that we hope will extend our understanding of SPMS and perhaps lead to new insights into the causes of MS" said Kevin Giese, President and CEO of BioMS Medical. "We are also very excited in that Health Canada clearance uniquely positions BioMS Medical with a pivotal trial for SPMS patients, a market segment for which there are few therapeutic options."

The double blind, placebo controlled trial will enroll up to 553 patients at multiple sites. Patients will receive intravenous injections every 6 months for a period of two years. The primary endpoint will be time to disease progression as determined by the Expanded Disability Status Scale (EDSS). The trial is designed with two planned interim analyses.

Further information regarding the clinical trial clearance from Health Canada can be heard on audio archive at the company's website at www.biomsmedical.com.

About Multiple Sclerosis

Multiple sclerosis (MS) is thought to affect as many as 2.5 million people worldwide, including approximately 50,000 in Canada, 350,000 – 400,000 in the United States and over 450,000 in Western Europe. MS is a disease of the central nervous system, characterized by episodes of paralysis, blindness, sensory disturbances and cognitive impairment. Almost half of all MS patients have the Secondary Progressive form of the disease.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials and has recently been approved to enter into a pivotal Phase II/III clinical trial. In addition, the Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy

related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology.

BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

RENEWAL ANNUAL INFORMATION FORM

BIOMS MEDICAL CORP.
(the "Corporation")

BIOMS MEDICAL™

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2003

May 19, 2004

A/007248000/26816.2

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

1.1 Name and Incorporation

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

1.2 Intercorporate Relationships

The Corporation has one (1) subsidiary: BioMS Technology Corp. ("Subco").

Subco was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., changed its name to Rycor Technology Investments Corp. on January 19, 2000 and changed its name to BioMS Technology Corp. on May 6, 2004. Subco's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding common shares of Subco are owned by the Corporation.

The Corporation had one inactive subsidiary, Rycor Corp., which was wound up during the year ended December 31, 2003.

The corporate structure of the Corporation and its subsidiaries is as follows:

BioMS Medical Corp.
(continued under the laws of the Province of Alberta)

BioMS Technology Corp.
(incorporated under the laws of the Province of Alberta)

The Corporation also has an 18% interest in BioCyDex Inc., a corporation incorporated pursuant to the laws of Alberta. Refer to item 2.1 "History and Acquisitions".

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History and Acquisitions

On August 1, 2001, the Corporation completed the acquisition of all of the issued and outstanding securities in the capital of Subco in consideration for the issuance of 38,431,289 Common Shares and 6,810,163 non-transferable share purchase warrants (the "BioMS Warrants") to the securityholders of Subco. Each BioMS Warrant entitled the holder to purchase one Common Share at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

MBP8298

Pursuant to an agreement dated December 14, 2000 (the "MBP8298 License Agreement") between Subco and the Governors of the University of Alberta (the "U of A Governors"), Subco obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298 ("MBP8298" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The MBP8298 License Agreement granted Subco an exclusive worldwide license to make, use, sell and sub-license MBP8298 and to manufacture, use, distribute and sell products derived from MBP8298 in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 common shares of Subco (the "Subco Shares"). Pursuant to the MBP8298 License Agreement, Subco also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The MBP8298 License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If Subco obtains full marketing regulatory approval in at least one jurisdiction in the world for the use of all or any part of MBP8298, Subco can require the University of Alberta to transfer all of its right, title, estate and interest in MBP8298 to Subco for no further consideration. The University of Alberta may terminate the MBP8298 License Agreement if Subco fails to obtain regulatory approval for the use of all or any part of MBP8298 in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Subco the fair market value of MBP8298 at that time. The consideration payable to the University of Alberta under the MBP8298 License Agreement was determined by arm's length negotiations between the University of Alberta and Subco.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2000 between Subco and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Subco obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to MBP8298. As consideration for the AutoImmune License, Subco is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

HYC750

The Corporation has also obtained an exclusive worldwide license to technology ("HYC750") from the University of Alberta which involves a method for mobilizing hematopoetic cells in humans. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for cancer.

Pursuant to the terms of the license agreement (the "HA License Agreement") dated September 25, 2002 between the Corporation and the University of Alberta, the Corporation is required to make an initial license fee payment to the University of Alberta of $100,000 upon the Corporation and the University of Alberta entering into a clinical research program agreement to conduct a human clinical trial utilizing the HYC750. If that trial were to be successful, the HA License Agreement contemplates the Corporation conducting a second trial. Upon the Corporation enrolling patients in a phase III clinical trial, the Corporation will be required to pay the University of Alberta a further $400,000. Royalties on an

escalating scale basis based on net sales would also be payable to the University of Alberta upon commercialization of any product utilizing HYC750.

BioCyDex

Pursuant to an agreement dated December 12, 2003 between the Corporation, BioCyDex Inc. ("BioCyDex"), the U of A Governors, Dr. Leonard I. Wiebe and Dr. James Diakur, the Corporation agreed to purchase a 30% interest in BioCyDex. The Corporation has paid $121,550 for an 18% interest in BioCyDex and can purchase a further 12% interest in BioCyDex by paying a further $78,450 on or before December 31, 2004. The Corporation has the option, exercisable on or before December 31, 2005, to purchase a further 20% interest in BioCyDex for fair market value at the time of purchase. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 General

MBP8298

MBP8298 is based upon over 25 years of research at the University of Alberta by Dr. Kenneth G. Warren and Ms. Ingrid Catz (the "Inventors"). To date, the Inventors have completed certain pre-clinical studies, as well as Phase I and Phase II human clinical trials in Canada in patients with Multiple Sclerosis. The Corporation is in the process of preparing for a pivotal human clinical trial for patients with secondary progressive multiple sclerosis and in connection therewith it has filed a Clinical Trial Application with the Therapeutic Products Directorate of Health Canada.

HYC750

HYC750 is based upon discoveries made at the University of Alberta. HYC750 has been tested in initial pre-clinical and toxicology studies, as well as one preliminary human clinical trial. The Corporation intends to conduct a Phase I clinical trial in Canada to evaluate the safety and potential efficacy of HYC750 to mobilize stem cells and neutrophils for the treatment of cancer therapy-related side effects. Any such trial is subject to regulatory approval.

3.2 Therapeutic Market

MBP8298

There is generally considered to be three major forms of multiple sclerosis: relapsing remitting, chronic progressive, and benign. Relapsing remitting multiple sclerosis occurs in about 40-45% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline. The benign form occurs in approximately 5-10% of the multiple sclerosis patients and is characterized by a very slow or arrested rate of progression over time after an initial diagnosis of the disease.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive multiple sclerosis and secondary progressive multiple sclerosis. Primary progressive patients represent 5 to 10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they come under steady attack.


MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
(50%)
BENIGN
5 TO 10%
PRIMARY
PROGRESSIVE
5 to 10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	Total Multiple Sclerosis Population
United States	350,000 - 400,000
Canada	50,000 - 60,000

MBP8298 is targeted to all forms of multiple sclerosis, with the next anticipated trial being on secondary progressive patients who comprise approximately 40-45% of multiple sclerosis patients. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

HYC750

Initial research has shown that HYC750 has the potential to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products for the treatment of cancer therapy related side-effects. Current therapies have been limited in their effectiveness due to prohibitive costs and unwanted, occasionally severe, side effects.

3.3 Regulatory Requirements

Regulations enforced by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of drug research, development, manufacturing and marketing. In Canada, these activities are regulated through enforcement by Health Canada of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the Food and Drug Administration

("FDA") and in Europe by federal agencies or by the European Medicines Evaluation Agency ("EMEA"). Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficacy and quality of the drug before it is used in clinical studies or is marketed.

3.4 Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing in laboratory animals to determine, for example, if a potential therapeutic product has utility in an *in vivo* disease model or has untoward toxic effects. Prior to conducting clinical studies on human subjects, a a Clinical Trial Application ("CTA") must be filed for review by Health Canada. The data collected during pre-clinical studies is included in a submission for review by Health Canada reviewers. In Canada, a CTA is reviewed by Health Canada reviewers within 30 days. The clinical study may start after the 30 day default review period unless otherwise notified by the reviewing authority.

3.5 Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase II/III Clinical Studies – In Phase II/III studies, usually undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible in certain conditions, often including the subsequent completion of additional Phase IV information gathering trials. Phase II/III studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase II/III trials are statistically significant, authorization for accelerated approval (often with conditions) may be sought from appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale pivotal studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence (based on a "pivotal" sample size of patents)of the efficacy and safety of the drug or therapeutic agent in comparisons with either placebo or standard therapy.

The TPD, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

3.6 The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with Current Good Manufacturing Practices (, a quality standard to ensure the control of production activities, raw material procurement, and quality control

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

3.7 Products

MBP8298

MBP8298 is intended as a therapeutic for multiple sclerosis patients. It is commonly believed in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the body's immune system. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production and lead to a potential clinical delay of disease progression.

In a double-blind Phase II clinical trial, MBP8298 was shown over a two-year period to reduce the progression of the disease in all patients by 44% (Fisher's Exact test p=0.29). In patients with either HLA-DR2 or HLA-DR4 immune response genes, administration of MBP8298 was shown to halt the progression of the disease in 100% of the patients whereas 60% of patients on placebo had disease progression (p=0.01). Approximately 75% of the estimated 2 million multiple sclerosis patients worldwide carry either HLA-DR2 or HLA-DR4 genes. The product was shown to be safe, with no significant drug related adverse events.

HYC750

HYC750 is intended to be a more effective, safer and affordable alternative to current commercially available stem cell and neutrophil mobilization products. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing, and as a carrier matrix for cells and drugs. In these applications, hyaluronic acid has been shown to be very safe.

Efficient mobilization of hematopoetic cells such as stem cells and neutrophils is important in the treatment of various types of cancer and other life threatening diseases. Stem cells are found in the bone marrow where they produce red blood cells (for oxygen transportation) and white blood cells (which are the basis for the immune system).

For certain types of cancer, such as acute myelomic leukemia, treating the patient with strong chemotherapy agents can result in the destruction of stem cells. To avoid this, a common treatment regimen involves mobilizing stem cells out of the bone marrow into the blood stream, where they are harvested prior to chemotherapy. After chemotherapy, these harvested stem cells are reintroduced into the blood where they migrate back to the bone marrow and once again start producing blood cells.

Generation of neutrophils is also important as an adjunct treatment for many cancers. Neutrophils are part of the first line of defense of the immune system, but also are among the first to be destroyed by many common forms of chemotherapy treatment, leading to a weakened immune system. Stimulating the generation of additional neutrophils can help overcome this unwanted effect.

3.8 Business Strategy

The Corporation's business objective is to develop MBP8298 and HYC750 (collectively, the "Technologies") in an effective and timely manner to the stage where they are commercially viable products.

In order to commence either a Phase II/III or Phase III human clinical trial of MBP8298 in Canada, the Corporation must gain regulatory approval for such a trial from the Therapeutic Products Directorate of Health Canada, successfully recruit participating clinical trial sites and patients into the trial, and finalize certain clinical trial monitoring boards and clinical research organizations to help manage the clinical trials.

Based on the information currently available to the Corporation, the estimated cost to conduct either a Phase II/III or Phase III human clinical trial of MBP8298 in Canada is approximately $19 million; however, if the Corporation is required to increase the scope of the trial or of certain associated research projects then additional funds would be required. In order to expand the Phase II/III or Phase III human clinical trial to the United States or Europe, the Corporation would require additional financing and regulatory approvals from the FDA in the United States and the EMEA and other regulatory agencies in Europe.

The Corporation plans to conduct a phase I human clinical trial to evaluate the safety and potential efficacy of HYC750. The Corporation anticipates that regulatory filings for approval of the trial will be made in 2004, and that the proposed trial will be approximately one year in length. The trial is expected to cost $1,000,000 and will be funded with cash the Corporation currently has on hand.

At this time, the Corporation does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. The Corporation intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of the Corporation's products outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the products. In exchange for certain product rights and commitments to market the Corporation's products, the strategic partners will be expected to share in gross proceeds from the sale of the Corporation's products. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

3.9 Employees and Third Party Collaborations

As of December 31, 2003 the Corporation had two employees.

In order to minimize its overhead expenses, the Corporation conducts research and project development work through various third parties engaged on a contractual basis, including a research agreement with the University of Alberta and various advisory and consulting agreements with various companies and

individuals. Manufacturing of the drugs is contracted out to third parties, as is the management and conduct of the clinical trials.

3.10 Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place. As at the date of this Annual Information Form, the University of Alberta has received 50 patents for MBP8298 in 29 countries worldwide including three patents issued in the United States. Patents have also been issued in New Zealand, the Russian Federation, Australia, the United Kingdom, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary, Poland, Slovakia, Canada, Austria, Denmark, Germany, France, Luxembourg, Norway, Romania, the Czeck Republic, Finland, Greece, Monaco, Ukraine and the European Patent Office (EPO). Patents are pending in another two countries. In addition, Subco has entered into the AutoImmune License Agreement. The relevant issued patents will expire between 2012 and 2018, depending on the jurisdiction.

As at the date of this Annual Information Form, the University of Alberta has received one patent for HYC750 in Canada. The patent covers the method of injection of HYC750.

3.11 Competition

MBP8298

There are currently few therapeutic products on the market for the treatment of chronic progressive multiple sclerosis patients, including the targeted secondary progressive multiple sclerosis segment. One interferon product otherwise approved for relapsing remitting multiple sclerosis has also received market approval in Canada and the European Union for secondary progressive multiple sclerosis patients, however, after a subsequent human clinical trial in the U.S. failed to meet its primary efficacy endpoint it was approved in the U.S. only for secondary progressive multiple sclerosis patients who are still experiencing relapses. Other disease modifying drugs for relapsing remitting multiple sclerosis have been tried and have failed in clinical trials for chronic progressive multiple scleorsis. The Corporation believes that MBP8298 has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;
2. not being a general immunosupressant;
3. potentially less negative side effects; and
4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render the Corporation's product non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

The Corporation is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of the Corporation's competitors are developing alternative peptide therapies for the disease. To the knowledge of Corporation's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position licensed by Subco are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of the Corporation. The existence of products or

therapies developed by these competitors, or other products or treatments of which the Corporation is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of MBP8298.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

1. There is a market opportunity in that secondary progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.

2. Competing technologies in development have either demonstrated poor results, are targeting other forms of multiple sclerosis, or are in earlier stages of clinical development, and face certain barriers to entry for their products.

3. Many of the other existing or potential therapies and treatment methods may be complementary in effectively managing the disease.

HYC750

There are a number of products that target the same indications that HYC750 targets but with different mechanisms of action.

3.12 Product Marketing Strategy

The market for the Technologies being developed by the Corporation may be large and will require substantial sales and marketing capability. The Corporation intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, the Corporation will establish arrangements with various partners for different geographical areas. The Corporation's board has experience with the partnering process.

3.13 Risk Factors

The following trends, commitments, events or uncertainties, presently known to management and reasonably expected to have a material effect on the Corporation's business, financial condition or results of operations, should be read carefully. The risk factors described below are not the only ones that will be faced by the Corporation. Other risks and uncertainties, including those management of the Corporation does not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, the Corporation has not recorded any revenues from the sale of therapeutic products. Since incorporation, the Corporation has accumulated net losses and expects such losses to continue as it commences product and clinical development and eventually seeks regulatory approval for the sale of the products derived from the Technologies. The Corporation expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. The Corporation has never paid a dividend and does not anticipate paying any dividends in the foreseeable future.

Limited Operating History

The Corporation was only recently incorporated and has not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technologies will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technologies, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential products and technologies will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Limited Manufacturing, Pharmaceutical Development and Marketing Experience

The Corporation has limited manufacturing, pharmaceutical development and marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such products. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

The Corporation has limited experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants and contractors to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. The Corporation does not have any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that it has sufficient funds to complete additional Phase II/III or Phase III human clinical trials of MBP8298 in Canada and a Phase I human clinical trial in Canada on HYC750, unexpected or unforeseen costs may arise. Ancillary research work may require additional funds, as would conducting the trials outside of Canada. Greater than anticipated amounts of capital will be required if the Corporation is required to increase the size and/or length of the next phase of clinical trials. In addition, the seeking of regulatory approval for MBP8298 and HYC750, development and protection of their respective patent portfolios and marketing of any products will also incur significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of MBP8298 or HYC750 even if regulatory approval to market MBP8298 or HYC750 is obtained.

The Technologies are in the initial stages of development and will require a substantial amount of capital to complete clinical trials and obtain regulatory approvals. There is no assurance that additional funding will be available to the Corporation for further research and development of the Technologies or to fulfil the Corporation's obligations under the various license agreements. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development on the Technologies with the possible loss of license rights to the Technologies.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products and government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain approvals to conduct clinical trials. Additionally, marketing approval is based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technologies will require significant development, pre-clinical and clinical testing and investment of significant funds prior to their commercialization. There can be no assurance that any commercially viable product will be developed or that clinical trials or market approvals for the drug will be obtained.. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technologies, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods which compete with the Corporation's technologies is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and

universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than those proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals for the Technologies is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics and patients in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics or patients will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner than currently contemplated.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

The Corporation's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technologies and any resulting commercially viable product. There can be no assurance, however, that the Corporation or Subco will be able to maintain their current collaborations or establish new collaborations on favourable terms, if at all, or that their current or future collaborative arrangements will be successful.

Subco currently holds a license from AutoImmune for the AutoImmune Patents. Subco is obligated to make certain maintenance payments as well as royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. The Corporation, through Subco, has acquired a license to MBP8298 from the University of Alberta. The Corporation has directly acquired a license to HYC750 from the University of Alberta. Pursuant to the terms of the MBP8298 License Agreement and the HA License Agreement, Subco or the Corporation, respectively, are obligated to exercise diligence in bringing potential products to market. There can be no assurance the MBP8298 License Agreement or the HA License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation depends highly upon its management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's business objectives. In addition, the anticipated development of the Technologies will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's resources and management skills and reliance on outside consultants and contractors. There can be no assurance that the Corporation will be able to attract and retain such personnel, consultants and contractors on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

The Corporation intends to utilize certain technology which has been licensed to it or Subco by AutoImmune and the University of Alberta. While the Corporation's and Subco's existing license agreements are in good standing, any one of them may be terminated if there is a breach of the agreements. The Corporation and Subco are and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent their rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect the Corporation's or Subco's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of the Corporation's or Subco's licensed patent

applications or those of the University of Alberta will result in a patent grant, that the Corporation, Subco, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to the Corporation, Subco, AutoImmune or the University of Alberta will provide the Corporation or Subco with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Subco to do business or that third parties will not be able to circumvent the Corporation's or Subco's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Subco's products, or, if patents are issued to the Corporation, Subco, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Corporation's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by the Corporation or Subco. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover the Corporation's or Subco's activities are issued to other companies or institutions, there can be no assurance that the Corporation or Subco would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Subco do not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Subco could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Subco on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Corporation's or Subco's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Subco's efforts to form collaborations, to conduct research and development, and to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Subco become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Subco might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Subco, even if the eventual outcome were to favour the Corporation and Subco. An adverse outcome could subject the Corporation and Subco to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using MBP8298, the AutoImmune Patents or HYC750. There can be no assurance that the Corporation's or Subco's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Subco are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed products successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant

uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. The Corporation does not currently have product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technologies will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation intends that the safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result and any such liability could exceed the resources of the Corporation. The Corporation is not specifically insured with respect to this liability.

Although the Corporation believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future environmental laws or regulations.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 Annual Information

The following table summarizes the financial operations of the Corporation for the years ended December 31, 2003, December 31, 2002 and December 31, 2001. The acquisition of all of the securities of Subco, which was completed effective August 1, 2001, was accounted for as a reverse takeover and accordingly the financial information for the period ended December 31, 2001 includes the results of Subco from January 1, 2001 and the results of the Corporation since August 1, 2001.

	FOR THE YEARS ENDED DECEMBER 31		
	2003	**2002**	**2001**
Revenue	$789,879	$542,593	$457,954

Total Assets	$32,673,701	$38,807,517	$42,123,059
Long-Term Debt	-	-	-
Cash Dividends Declared	-	-	-
Net Income (Loss)			
Total	($7,640,527)	($7,803,047)	($4,777,262)
Per Share	($0.16)	($0.16)	($0.24)
Per Fully Diluted Share	(1)	(1)	(1)

Notes:

(1) The effect of potential exercise of options is anti-dilutive and is therefore not presented.

4.2 Dividends

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2003, which forms part of the Corporation's 2003 Annual Report, is incorporated herein by reference and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis appears on pages 10 through 16 of the 2003 Annual Report.

ITEM 6 MARKET FOR SECURITIES

The common shares of the Corporation are listed and trade under the symbol "MS" on the Toronto Stock Exchange.

ITEM 7 DIRECTORS AND OFFICERS

7.1 Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each director and officer of the Corporation.

Clifford D. Giese and Kevin A. Giese were first appointed directors of the Corporation on January 14, 1999. Laine M. Woollard was first elected as a director of the Corporation on June 22, 2001. Dr. Kjell Stenberg first was appointed as a director by the other directors on the resignation of Michael Kennedy as a director on March 14, 2002. Dr. John Wetherell was first elected as a director on June 19, 2002. Directors are elected annually or may, pursuant to section 111(1) of the *Business Corporations Act* (Alberta), be appointed by a quorum of directors to fill a vacancy among the directors, for a term expiring at the close of the next annual general meeting of shareholders.

Name and Municipality of Residence	Position(s) with Corporation	Principal Occupation and Positions During Last Five Years	Director Since
Clifford D. Giese Sherwood Park, AB	Chairman of the Board & Director	Chairman of the Corporation; President of Rycor Holdings Ltd.	1999
Kevin A. Giese Edmonton, AB	President, Chief Executive Officer & Director	President and Chief Executive Officer of the Corporation	1999
Laine M. Woollard Edmonton, AB	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001
Dr. Kjell Stenberg Styckebruck, Sweden	Director	Chief Executive Officer, Combio A/S; formerly Senior Researcher and Manager, Astra/AstraZeneca	2002
Dr. John Wetherell Escondido, California	Director	Partner in the law firm of Pillsbury Winthrop LLP	2002
Michael Kennedy Vancouver, BC	Secretary	Partner in the law firm of Anfield Sujir Kennedy & Durno	N/A
Don Kimak Edmonton, Alberta	Chief Financial Officer	Self-employed businessman	N/A
Tony Hesby	Vice-President Corporate Affairs	Vice President Corporate Affairs of the Corporation; formerly a registered representative with Raymond James Ltd.	N/A

Note:

(1) *As of the date of this Annual Information Form, the directors & officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or direction over, 3,141,634 Common Shares which represents 6.1% of the issued and outstanding Common Shares of the Corporation.*

The Corporation has an audit committee, the members of which are Kevin A. Giese, Laine M. Woollard and Dr. Kjell Stenberg and a compensation committee, the members of which are Laine M. Woollard and Dr. John Wetherell.

7.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

7.3 Penalties or Sanctions

No director, officer or promoter of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the 10 years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority, or entered into any settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

7.4 Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer

7.5 Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Corporation also holding positions as directors and/or officers of other companies. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

ITEM 8 ADDITIONAL INFORMATION

The Corporation, upon request to the Secretary of the Corporation, will provide to any person or company:

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the AIF of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular dated May 14, 2004 for its Annual General Meeting to be held on June 30, 2004. Additional financial information is provided in the Corporation's comparative financial statements for the year ended December 31, 2003.

For further information or to obtain copies of any of the above mentioned documents, please contact:

Michael Kennedy
Corporate Secretary
c/o Anfield Sujir Kennedy & Durno
Barristers and Solicitors
1600 - 609 Granville St.
Vancouver, BC V7Y 1C3

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
6030 88th Street
Edmonton, Alberta
T6E 6G4
Telephone: (780) 413-7152
Facsimile: (780) 466-6791

INFORMATION CIRCULAR

(containing information as at May 14, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of BioMS Medical Corp. (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the Shareholders of the Company, to be held on Wednesday, the 30th of June, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors and/or Officers of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, B.C. V6C 3B8, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The Instrument of Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company's registered office, 3200 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3W8, or with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than $66^2/_3$% of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval,

common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of an unlimited number of Class A, B, C, & D common shares; and (ii) an unlimited number of Class E, F, G, H and I Preference Shares having attached thereto the special rights and restrictions as set forth in the Articles of the Company. On May 14, 2004, 51,831,966 Class A common shares were issued and outstanding, each share carrying the right to one vote. No Class B, C or D common shares and no Preference Shares have been issued.

The Company has prepared, as of the close of business on May 14, 2004 (the "Record Date"), a list of registered shareholders entitled to receive notice of the Meeting and the number of Class A common shares held by each such shareholder. A shareholder named in the list is entitled to vote the Class A common shares shown opposite his name at the Meeting except to the extent that such shareholder has transferred the ownership of his Class A common shares after the Record Date and the transferee of those Class A common shares establishes that he owns the Class A common shares and demands, not later than 10 days before the Meeting, that his name be substituted for that of the transferor of such Class A common shares (with respect only to the Class A common shares transferred), in which case the transferee is entitled to vote the Class A common shares so transferred at the Meeting instead of the transferor. The register of transfers will not be closed.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Class A common shares in their own name. Shareholders who do not hold their Class A common shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Class A common shares can be recognized and acted upon at the Meeting. If Class A common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Class A common shares will not be registered in the shareholder's name on the records of the Company. Such Class A common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Class A common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The Class A common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Class A common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Class A common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Class A common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Class A common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered shareholder and vote the Class A common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Class A common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the Directors and Senior Officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
The Governors of the University of Alberta	18,123,225	34.97%

The above information was supplied by the Registrar and Transfer Agent and Management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2003 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon and the Annual Report to Shareholders, are being mailed to Shareholders of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at five (5). Although Management is nominating 5 (five) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders, until his successor is duly elected, or until his resignation as a Director.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. The five nominees are all currently directors of the Company.

Name and Country of Ordinary Residence (1)	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years (1)	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly (2)
Clifford D. Giese Canada	Chairman of the Board and Director	Chairman of the Company; President of Rycor Holdings Ltd.	1999	1,579,971 (direct) 128,700 (indirect)
Kevin A. Giese (3) Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; President of Queensbury Ventures Inc.	1999	946,583
Laine M. Woollard (3) Canada	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001	Nil

Name and Country of Ordinary Residence (1)	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years (1)	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly (2)
Dr. Kjell Stenberg (3) Sweden	Director	Executive with Orexo AB in Sweden	2002	Nil
John Wetherell United States	Director	Partner in the law firm of Pillsbury Winthorp LLC	2002	65,000

(1) *The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(2) *The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(3) *Denotes Shareholder of Audit Committee*

Three of the five proposed nominees are ordinarily resident in Canada.

The Company does not currently have an Executive Committee of its Board of Directors.

EXECUTIVE COMPENSATION

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2003, namely Kevin A. Giese, who has served as President and Chief Executive Officer of the Company and Clifford D. Giese, the Chairman of the Board of the Company.

Definitions: For the purpose of this Information Circular:

"**CEO**" of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**equity security**" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets;

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a) the chair of the Company, if that individual performed the functions of the office on a full-time basis;

(b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"**Named Executive Officers**" means:

(a) each CEO, despite the amount of compensation of that individual;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required for an executive officer whose total salary and bonus, as determined in accordance with applicable securities legislation, does not exceed $100,000; and

(c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

"**Long Term Incentive Plan Awards**" ("LTIP's") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether the performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares or any other measure but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"**Stock Appreciation Right**" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SAR's Granted[1] (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Kevin A. Giese, President/CEO	2003	282,645	Nil	Nil	25,000[2]	Nil	Nil	Nil
	2002	199,579	Nil	Nil	285,000 [3]	Nil	Nil	Nil
	2001	113,333	Nil	Nil	292,500 [4]	Nil	Nil	Nil
Clifford D. Giese, Chairman	2003	197,609	Nil	Nil	25,000[2]	Nil	Nil	Nil
	2002	135,822	Nil	Nil	285,000 [3]	Nil	Nil	Nil
	2001	20,000	Nil	Nil	263,500 [5]	Nil	Nil	Nil

(1) *Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.*

(2) *Incentive stock options exercisable at a price of $3.25 per share on or before July 13, 2013.*

(3) *Of these incentive stock options granted to the Named Executive Officers, 10,000 options of each of Queensbury Ventures Ltd. (a private company wholly-owned by Kevin A. Giese) and Clifford D. Giese are exercisable at $2.97 per share and 275,000 options of each of Queensbury Ventures Ltd. and Clifford D. Giese are exercisable at $4.00 per share.*

(4) *Incentive stock options granted to Kevin A. Giese of which 72,500 options are exercisable at $0.20 per share and 25,000 options are exercisable at $2.50 per share and 195,000 options granted to Queensbury Ventures Inc. which are exercisable at $2.50 per share.*

(5) *Incentive stock options granted to Clifford D. Giese of which 43,500 options are exercisable at $0.20 per share and 220,000 options are exercisable at $2.50 per share.*

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/[1] SAR's Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)[1]	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant ($/Security) (e)	Expiration Date (f)
Kevin A. Giese	25,000[2][3]	6.25%	$3.25	$3.25	July 13, 2013
Clifford D. Giese	25,000[2]	6.25%	$3.25	$3.25	July 13, 2013

(1) The Company granted an aggregate of 400,000 stock options to Directors, officers, employees and consultants during the financial year ended December 31, 2003.

(2) All of these are stock options. The Company has not granted any SAR's.

(3) These options were granted to Queensbury Ventures Inc.

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

During the financial year ended December 31, 2003, the Named Executive Officers of the Company did not exercise any stock options. The fiscal year end value of unexercised options held by the Named Executive Officers is set forth below.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable (e)
Kevin A. Giese	Nil	Nil	602,500[1][2]/Nil	$487,175[3]/Nil
Clifford D. Giese	Nil	Nil	573,500[1]/Nil	$390,025[3]/Nil

(1) All of these are stock options. The Company does not have any SAR's outstanding.

(2) Of these options, 97,500 are held by Mr. Giese personally and 505,000 are held through Queensbury Ventures Inc.

(3) The value was determined using the closing price of the common shares of the Company on the Exchange on December 31, 2003 of $3.55 less the exercise price of in the money stock options.

COMPENSATION OF DIRECTORS

Directors of the Company are paid the sum of $500(US) for attendance at Directors' meetings by conference call and $1,000(US) for attending Directors' meetings in person. During the year ended December 31, 2003, the Company had no other formal arrangements pursuant to which Directors were compensated by the Company for services in their capacity as Directors other than the granting of stock options. During the fiscal year ended December 31, 2003 the Company granted options to directors (other than the Named Executive Officers) as set forth in the table below:

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Laine M. Woollard	July 14, 2003	25,000	$3.25	July 13, 2013
Kjell Stenberg	July 14, 2003	25,000	$3.25	July 13, 2013
John Wetherell	July 14, 2003	25,000	$3.25	July 13, 2013

There are no arrangements for compensation with respect to the termination of the Directors in the event of the change of control of the Company.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, none of:

(a) the Directors or Senior Officers of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company since the beginning of the last fiscal year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) the Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as Directors of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

In December 2003, the Company acquired an 18% interest in BioCyDex Inc., a private company based in Edmonton, Alberta. BioCyDex is developing a proprietary drug delivery technology to deliver both existing and novel anti-viral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. Additionally, BioCyDex is developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments. BioCyDex has licensed its two technologies from the University of Alberta which owns a 30% interest in BioCyDex. The Company has the option to acquire up to a further 30% interest in BioCyDex.

The University of Alberta is an insider of the Company by virtue of owning greater than 10% of the Company's Class A common shares.

Other than the foregoing:

(a) no insider of the Company;

(b) no proposed nominee for election as a Director;

(c) nor any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

During the year ended December 31, 2001, the Compensation Committee negotiated agreements with Kevin A. Giese and Clifford D. Giese. Pursuant to those agreements, Kevin A. Giese (through his wholly-owned private company Queensbury Ventures Inc.) was paid the sum of $180,000 per year for acting as President and Chief Executive Officer of the Company

and Clifford D. Giese (through his wholly-owned private company Rycor Holdings Ltd.) was paid the sum of $120,000 per year for acting as Chairman of the Board of the Company. For the year ended December 31, 2003, the compensation paid to Mr. Kevin A. Giese was increased to $350,000 per year and the compensation paid to Mr. Clifford D. Giese was increased to $180,000 per year.

Based on its experience and knowledge of the industry in which the Company operates, the Compensation Committee was of the view that the duties of Mr. Kevin A. Giese and Mr. Clifford D. Giese had increased substantially as a result of the Company's preparations for and progress towards commencing the next stage of human clinical trials involving the Peptide Technology license from the University of Alberta. The Compensation Committee reviewed compensation paid to executive officers of corporations of similar size and in a similar business and concluded that Mr. Kevin A. Giese and Mr. Clifford D. Giese were under compensated compared to executive officers performing similar duties. Accordingly, the Compensation Committee recommended that the compensation paid to Mr. Kevin A. Giese and Mr. Clifford D. Giese increased as set forth above. This report is submitted by the Compensation Committee, the members of which were Laine Woollard and Dr. John Wetherell.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Collins Barrow, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors. Collins Barrow were first appointed auditors for the Company on August 31, 2000.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the Directors or Senior Officers of the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the percentage change in cumulative shareholder return on the Company's Class A common shares from March 21, 2001, being the date the Company's shares commenced trading publicly, to December 31, 2003, compared to the cumulative return of the S&P/TSX Composite Index (formerly The Toronto Stock Exchange 300 Index), assuming $100 investments on March 21, 2001 and assuming investment in the Company's shares was made at the price at which its shares were sold on its initial public offering:


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
BioMS
S&P/TSE Composite Index
March 21, 2001
December 31, 2001
December 31, 2002
December 31, 2003

	March 21, 2001	December 31, 2001	December 31, 2002	December 31, 2003

BioMS	$100	$2,400	$2,000	$1,775
S&P/TSE Composite Index	$100	$100	$86	$107

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors (also referred to herein as the "Board") is responsible for the stewardship of the Company and generally directs the business and affairs of the Company through consultation with the management of the Company. The duties of the Board include:

- strategic planning, incorporating overall operating, financing and corporate plans, strategies and objectives;

- the implementation and monitoring of appropriate risk management systems and controls;

- selecting, evaluating and fixing the compensation for senior management;

- evaluating and monitoring the operational, financial and market performance of the Company;

- the implementation of policies for effective shareholder communication and public disclosure and for compliance with applicable regulatory reporting requirements; and

- the adoption and evaluation of corporate governance policies and the monitoring of compliance with relevant regulatory and market expectations.

Board Procedures

Mr. Clifford D. Giese ,Chairman of the Board, establishes the agenda for Board meetings, in consultation with Mr. Kevin A. Giese, President and Chief Executive Officer of the Company, with a particular view to strategic planning and setting corporate objectives. The Board retains direct responsibility for matters not specifically delegated by it to Board committees or to senior management of the Company. The Board considers all recommendations presented to it by Board committees and, if appropriate, acts upon such recommendations. The Board also considers recommended courses of actions brought forward by senior management. The Board meets a minimum of four times per year, with meetings scheduled to coincide with the publication of annual and quarterly financial information. In addition, the Board meets at such others times as may be required.

Compliance with TSX-V Guidelines

Under the rules of the Toronto Stock Exchange (the "TSX"), the Company is required to disclose information relating to its corporate governance system with specific reference to each of the TSX's guidelines for effective corporate governance. Where the Company's corporate governance system is different from any of the guidelines or where the guidelines do not apply to the Company's corporate governance system, the Company is required to explain the differences or the inapplicability of the guidelines to the Company.

The alignment of the Company's corporate governance practices with the guidelines recommended by the TSX is set forth below.

1. *The Board should explicitly assume responsibility for stewardship of the Company including:*

   (a) *adoption of a strategic planning process;*

   The Company's strategic business plan, including capital budgeting, is prepared annually by Mr. Kevin A. Giese, President and Chief Executive Officer of the Company. The plan and budget are then reviewed and approved by the Board.

   (b) *the identification of the principal risks of the Company's business and the implementation of appropriate systems to manage those risks;*

   The Board annually receives reports and reviews and monitors the Company's risk management program and insurance package.

   (c) *succession planning including appointing, training and monitoring senior management;*

   The Board of Directors is responsible for succession planning in respect of the position of Chief Executive Officer and reviews the recommendations of management in respect of senior executive positions. The

Board has delegated to the Chief Executive Officer the responsibility for succession planning in respect of other positions within the Company and the preparation of qualified persons for advancement within the Company.

(d) *a communications policy for the Company;*

The Company has implemented a policy to ensure both effective shareholder communication and regulatory compliance. Direct shareholder communications are handled by the President and Chief Executive Officer and the Chairman of the Board. The Company has also retained a Corporate Communications officer and has retained the Equicom Group Inc. of Toronto, Ontario to assist in corporate communications.

(e) *the integrity of the Company's internal controls and management information systems.*

The Audit Committee's responsibilities include monitoring financial risks and reviewing management's reports on internal controls. The members of the Audit Committee during the year ended December 31, 2003 were Messrs. Kevin A. Giese, Laine M. Woollard and Dr. Kjell Stenberg, two of whom are outside directors.

2. *The Board should be constituted with a majority of individuals who qualify as unrelated directors (i.e. ,free from conflicting interest).*

An unrelated director is defined as one who is independent of management and free from any interests or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships from shareholdings. A related director is a director who is not an unrelated director. Three of the five directors recommended for re-election to the Board are unrelated directors. Additionally, four of the five directors are unrelated to the Company's significant shareholder, the University of Alberta. As such, the interests of minority shareholders are fairly reflected.

3. *Analysis of the application of the principles supporting the above conclusion.*

Mr. Kevin A. Giese, President and Chief Executive Officer of the Company, is employed by the Company and is therefore a related director.

Mr. Clifford D. Giese, Chairman of the Board, is employed by the Company and is therefore a related director.

Mr. Laine M. Woollard is employed by the University of Alberta. None of the other four directors have an interest in or relationship with the University of Alberta.

Mr. Laine M. Woollard and Drs. Kjell Stenberg and John Wetherell are non-management directors with no other business relationship with the Company.

4. *The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on a regular basis.*

The Board currently does not have a nominating committee as the current number and composition of the Board is considered adequate for a corporation of the current size and stage of development of the Company.

5. *Every Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the Board as a whole, the committees of the Board and the contribution of individual directors.*

The Board as a whole assesses its performance, the performance of Board committees and the contribution of individual directors on an ongoing basis.

6. *Every Board should provide an orientation and education program for new recruits to the Board.*

The Board does not have a formal education and orientation program for new recruits as a new recruits are not being contemplated at present.

7. *Every Board should examine its size with a view to determining the impact of numbers upon effectiveness of decision making, and undertake a program of reduction where appropriate.*

The Board as a whole examines the impact of its size on effective decision-making and believes that its current size makes for effective decision making.

8. *The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.*

Director remuneration is reviewed by the Compensation Committee with recommended changes being made to the full Board.

9. *Committees of the Board should generally be comprised of outside directors, a majority of whom are unrelated.*

The Board has two committees, the Audit Committee and the Compensation Committee. Two members of the Audit Committee (Mr. Laine M. Woollard and Dr. Kjell Stenberg) are outside directors who are unrelated. The third member of the Audit Committee, Mr. Kevin A. Giese, is a related director. The two members of the Compensation Committee (Mr. Laine M. Woollard and Dr. John Wetherell) are outside directors who are unrelated.

10. *Every Board should assume responsibility for developing the Company's approach to corporate governance.*

The Board as a whole is responsible for developing and establishing corporate governance practices appropriate for the Company.

11. *The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, defining limits to management's responsibilities and corporate objectives for the Chief Executive Officer.*

In addition to those matters which must, by law, be approved by the Board, approval for any transaction which is outside the ordinary course of business or could be considered to be material to the Company, must be approved by the Board. Corporate objectives are established by the Board for the Chief Executive Officer in conjunction with the Board's ongoing stewardship responsibilities.

12. *Every Board should have in place structures and procedures to ensure the Board can function independently of management.*

The Board meets independently of management as it considers appropriate.

13. *The Audit Committee should be composed of only outside directors and should have roles and responsibilities that are specifically defined. The Committee should have direct channels of communication with internal and external auditors.*

Two of the three Shareholders of the Audit Committee are outside directors. The Audit Committee has direct communication with internal personnel responsible for financial statement preparation and meets independently with the Company's extemal auditors. The Committee monitors audit functions and the preparation of financial statements. The Company has no internal audit function.

14. *The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.*

The Company allows any member of the Board to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of an outside advisor is subject to approval by the Board as a whole.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

DATED at Edmonton, Alberta, this 18th day of May, 2004.

BY ORDER OF THE BOARD

"Kevin A. Giese"
Kevin A. Giese
President and Director

CERTIFICATE:

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, this 18th day of May, 2004.

"Kevin A. Giese
KEVIN A. GIESE
Chief Executive Officer

"Don Kimak"
DON KIMAK
Chief Financial Officer

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF BIOMS MEDICAL CORP.

TO BE HELD AT
THE DELTA EDMONTON SOUTH HOTEL AND CONFERENCE CENTRE
4404 Calgary Trail, Edmonton, AB T6H 5C2
ON WEDNESDAY, JUNE 30, 2004, AT 4:00 P.M. (Edmonton time)

The undersigned member ("Registered Member") of the Company hereby appoints, Kevin A. Giese, a Director of the Company, or failing this person, Clifford D. Giese, a Director of the Company, or in the place of the foregoing, ________*(print the name)*, as proxyholder for and on behalf of the Registered Member with the power of substitution to attend, act and vote for and on behalf of the Registered Member in respect of all matters that may properly come before the aforesaid meeting of the Registered Members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Member were present at the said Meeting, or any adjournment thereof.

The Registered Member hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Member as specified herein.

The undersigned Registered Member hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 10 2004
WASH. D.C.
155

DATE SIGNED: __________________

A/007248000/26678.1

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the board of directors of the Company for the ensuing year at five (5).			N/A
2. To elect as Director, Clifford D Giese, to hold office until the next Annual General Meeting of the Company.		N/A	
3. To elect as Director, Kevin A. Giese, to hold office until the next Annual General Meeting of the Company.		N/A	
4. To elect as Director, Kjell Stenberg, to hold office until the next Annual General Meeting of the Company.		N/A	
5. To elect as Director, Laine Woollard, to hold office until the next Annual General Meeting of the Company.		N/A	
6. To elect as Director, John Wetherell, to hold office until the next Annual General Meeting of the Company.		N/A	
7. To appoint Collins Barrow, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor.		N/A	
8. To consider any permitted amendment to or variation of any matter identified in the Notice of Meeting attached to the Management Information Circular.			N/A
9. To approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.			N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Member, or by your attorney duly authorized by you in writing, or, if the Registered Member is a corporation, it must either be under its common seal or signed by a duly authorized officer or officers.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Member, by Pacific Corporate Trust Company.

4. ***A Registered Member who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Member who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Member had specified an affirmative vote; **OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Member of the Company, to vote according to the Registered Member's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Member on any poll*** of a resolution that may be called for and, if the Registered Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, this Instrument of Proxy, when properly signed, confers discretionary authority with respect to amendments or variations of any of the resolutions set out on the Instrument of Proxy. In addition, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Member has submitted an Instrument of Proxy ***and wishes to***:

   (a) ***revoke a previously submitted Proxy with a new Proxy***, the new Proxy must be deposited at any time up and including the last business day preceding the meeting or adjournment thereof at which the new Proxy is to be used, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof; **OR**

   (b) ***attend the Meeting and vote in person,*** the Registered Member must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY " no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL Files Clinical Trial Application for MS Drug

Edmonton, Alberta, May 18, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), is pleased to announce that it has filed its Clinical Trial Application to the Therapeutic Products Directorate of Health Canada for its proposed pivotal clinical trial in respect of its lead product, MBP8298 for the treatment of secondary progressive multiple sclerosis.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES FIRST QUARTER 2004 RESULTS

Edmonton, Alberta, May 14, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced financial results for the first quarter ended March 31, 2004.

"We continue to make good progress preparing our Clinical Trial Application for approval to commence a pivotal trial for MBP8298, our lead drug for the treatment of MS," said Mr. Kevin Giese, President of BioMS Medical.

During the quarter the Company:

- Strengthened its cash position by completing a financing for gross proceeds of $9.4 million.
- Expanded its product pipeline by purchasing an interest in BioCyDex Inc., a private biotechnology company based in Edmonton.
- Announced 17 additional patents for its lead drug, MBP8298.

The consolidated net loss for the three months ended March 31, 2004 was $4.4 million or $0.09 per share compared with a consolidated net loss of $1.0 million or $0.02 per share for the three months ended March 31, 2003. The increased loss was the result of larger amounts expended on research and development in the quarter related to MBP8298.

Total consolidated expenses for the three months ended March 31, 2004 were $4,525,024 as compared with $1,279,465 in the same period of 2003. Research and development expenditures for the three months ended March 31, 2004 totaled $3,368,811 compared with $195,155 in 2003. The increase was the result of work on the advancement of MBP8298 in preparation for its next phase of human clinical trials.

General and administration expenditures increased to $779,835 for the three months ended March 31, 2004 as compared to $713,628 in the three months ended March 31, 2003.

As at March 31, 2004 cash and short-term investments totaled $23,882,268 as compared to $18,948,634 at December 31, 2003. At March 31, 2004, the Corporation had working capital of $21 million as compared to $17 million at December 31, 2003. The current working capital is sufficient for the Corporation to meet its on going obligations.

Notice of AGM
BioMS will be holding its Annual General Meeting on Wednesday, June 30th, 2004 at 4:00pm at the Delta Edmonton South Hotel and Conference Centre, 4404 Calgary Trail, Edmonton, Alberta.

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery

and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES 2003 YEAR-END RESULTS

Edmonton, Alberta, May 6, 2004 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced fourth quarter and year-end results for the year ended December 31, 2003.

"For 2003, we continued to focus on our main objective – to execute a well-planned strategy for obtaining regulatory approval for the next trial in respect to our lead MS drug, MBP8298," said Mr. Kevin Giese, President of BioMS Medical. "We look forward in the year ahead to obtaining approval to proceed and then initiating this important pivotal trial for secondary progressive MS."

The consolidated net loss for the twelve months ended December 31, 2003 was $7.6 million or $0.16 per share compared with a consolidated net loss of $7.8 million or $0.16 per share for the previous year. The loss was primarily due to development and administrative costs related to the advancement of MBP8298.

Total consolidated expenses for the twelve months ended December 31, 2003 were $8.4 million, compared with $8.4 million in the previous year. Research and development expenses totalled $4 million in 2003 compared with $5 million in 2002. The decrease in research and development costs was the result of the completion of preliminary work on MBP8498 in preparation for the next phase of human clinical trials. General and administration costs increased to $3 million in 2003 compared with $1.8 million in 2002 as a result of a general increase in overall activity of the Company.

During the year, the Company received gross proceeds of $825,000 from the exercise of warrants. The Company also reported interest revenue of $789,897 for the year ended December 31, 2003, as compared to $542,593 for the previous year.

As at December 31, 2003 the Company had working capital of $17 million as compared to $22.2 million at December 31, 2002. Subsequent to the end of the year, the Company strengthened its cash position through a private placement for gross proceeds of $9.3 million. The Company has sufficient cash to meet its ongoing obligations for 2004.

Operational Highlights
In 2003, BioMS continued to advance its lead drug towards commercialization, completing a number of objectives in preparation for seeking regulatory clearance for a pivotal clinical trial. These included securing a reliable high quality supplier of the drug and successfully undertaking financing efforts to raise additional capital to fund the planned trial.

During the year, management initiated a formal dialogue with Health Canada and submitted its pre-Clinical Trial Application (CTA) package to Health Canada's Therapeutic Products Directorate. As a result of this dialogue, management has announced its intention to formally file a CTA in Canada for approval to commence a pivotal clinical trial for MBP8298 for the indication of secondary progressive multiple sclerosis.

BioMS also continued to strengthen its management team, enabling the Company to pursue a vision of becoming a broader drug development company. Towards this vision, the Company is also developing HYC750, a technology for the treatment of cancer therapy related side effects that is in position to commence human clinical trials. In addition, BioMS recently purchased an interest in BioCyDex, a private company developing unique technology to deliver therapeutics directly into cells in order to greatly enhance efficacy.

Notice of AGM

BioMS will be holding its Annual General Meeting on Wednesday, June 30th, 2004 at 4:00pm at the Delta Edmonton South Hotel and Conference Centre, 4404 Calgary Trail, Edmonton, Alberta.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

Summary Financial Statements Below

BIOMS MEDICAL CORP.

Consolidated Balance Sheet

December 31, 2003 and December 31, 2002

	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 18,948,634**	$ 23,860,849
Amounts receivable	**132,979**	72,829
Prepaid expenses	**66,686**	81,598
	19,148,299	24,015,276
Investment	**121,550**	—
Licensing costs	**13,269,325**	14,741,947
Property and equipment	**134,527**	50,294
	$ 32,673,701	$ 38,807,517
LIABILITIES		
Current Liabilities		
Accounts payable	**$ 2,208,580**	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital	**50,852,510**	50,081,276
Contributed surplus	**403,928**	—
Deficit	**(20,791,317)**	(13,045,006)
	30,465,121	37,036,270
	$ 32,673,701	$ 38,807,517

BIOMS MEDICAL CORP.

Consolidated Statement of Operations

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Revenue		
Interest	**$ 789,897**	$ 542,593
Expenses		
Research and development	**3,983,117**	5,004,242
General and administrative	**2,957,175**	1,846,931
Amortization of licensing costs	**1,472,622**	1,471,741
Amortization of property and equipment	**17,510**	22,726
	8,430,424	8,345,640
Net loss	**$ 7,640,527**	$ 7,803,047
Loss per common share - basic	**$ 0.16**	$ 0.16

Consolidated Statement of Deficit

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Balance, beginning of year	**$ 13,045,006**	$ 5,241,959
Net loss	**7,640,527**	7,803,047
Excess of repurchase price of common shares over stated capital	**105,784**	---
Balance, end of year	**$ 20,791,317**	$ 13,045,006

BIOMS MEDICAL CORP.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Cash provided by (used in):		
Operating Activities		
Net loss	$ (7,640,527)	$ (7,803,047)
Items not involving cash:		
Stock-based compensation	403,928	---
Amortization of licensing costs	1,472,622	1,471,741
Amortization of property and equipment	17,510	22,726
Net change in non-cash working capital balances related to operations	392,095	1,170,196
	(5,354,372)	(5,138,384)
Investing Activities		
Investment funds advanced	(121,550)	---
Purchase of property and equipment	(101,743)	(43,756)
	(223,293)	(43,756)
Financing Activities		
Repurchase of share capital	(159,550)	---
Share issue costs	---	(15,375)
Net proceeds from issuance of share capital	825,000	3,258,919
	665,450	3,243,544
Decrease in cash	(4,912,215)	(1,938,596)
Cash and cash equivalents, beginning of year	23,860,849	25,799,445
Cash and cash equivalents, end of year	$ 18,948,634	$ 23,860,849

Cash and cash equivalents consists of:

	2003	2002
Bank and trust accounts	$ 1,241,294	$ 2,697,275
Interest bearing deposits and securities	17,707,340	21,163,574
	$ 18,948,634	$ 23,860,849

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Don Kimak, Chief Financial Officer of BioMS Medical Corp. ("BioMS"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure* in Issuers' Annual and Interim Filings) of BioMS, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Don Kimak"

Don Kimak
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Kevin A. Giese, President and Chief Executive Officer of BioMS Medical Corp. ("BioMS"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure* in Issuers' Annual and Interim Filings) of BioMS, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Kevin Giese"

Kevin A. Giese
President and Chief Executive Officer

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
(Unaudited)
Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2004

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Balance Sheet

March 31, 2004

	March 31, 2004	December 31, 2003
ASSETS		
Current Assets		
Cash	$ 23,882,268	$ 18,948,634
Accounts receivable	100,561	132,979
Prepaid expenses	172,428	66,686
	24,155,257	19,148,299
Investment (Note 4)	121,550	121,550
Licensing costs (Note 5)	12,901,390	13,269,325
Property and equipment (Note 6)	129,988	134,527
	$ 37,308,185	$ 32,673,701
LIABILITIES		
Current Liabilities		
Accounts payable	$ 2,912,091	$ 2,208,580
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	59,246,972	50,852,510
Contributed surplus	403,928	403,928
Deficit	(25,254,806)	(20,791,317)
	34,396,094	30,465,121
	$ 37,308,185	$ 32,673,701

Commitments (Note 12)

Approved on behalf of the Board

"Kevin Giese"	"Clifford Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2004

	For the Three Months Ended March 31,	
	2004	2003
Revenue		
Interest income	**$ 90,585**	$ 223,133
Expenses		
Research and development (Note 8)	**3,368,811**	195,155
General and administrative (Note 9)	**779,835**	713,628
Amortization of licensing costs	**367,936**	367,936
Amortization of property and equipment	**8,442**	2,746
	4,525,024	1,279,465
Net loss	**$ 4,434,439**	$ 1,056,332
Loss per common share - basic (Note 10)	**$ 0.09**	$ 0.02

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Deficit

For the Three Months Ended March 31, 2004

	For the Three Months Ended March 31,	
	2004	2003
Balance, beginning of period	**$ 20,791,317**	$13,045,006
Net loss	**4,434,439**	1,056,332
Excess of repurchase price of common shares over stated capital (Note 7)	**29,050**	---
Balance, end of period	**$ 25,254,806**	$14,101,338

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2004

	For the Three Months Ended March 31, 2004	2003
Cash provided by (used in):		
Operating Activities		
Net loss	$ **(4,434,439)**	$ (1,056,332)
Items not involving cash:		
Stock-based compensation	**---**	99,579
Amortization of licensing costs	**367,936**	367,936
Amortization of property and equipment	**8,442**	2,746
Net change in non-cash working capital balances related to operations (Note 11)	**630,186**	(572,699)
	(3,427,875)	(1,158,770)
Investing Activities		
Purchase of property and equipment	**(3,903)**	(7,791)
Financing Activities		
Repurchase of share capital (Note 7)	**(45,320)**	---
Share issue costs	**(976,101)**	---
Net proceeds from issuance of share capital (Note 7)	**9,386,833**	---
	8,365,412	---
Increase (decrease) in cash	**4,933,634**	(1,166,561)
Cash and cash equivalents, beginning of year	**18,948,634**	23,860,849
Cash and cash equivalents, end of year	$ **23,882,268**	$ 22,694,288
Cash and cash equivalents consists of:		
Bank and trust accounts	$ **(55,195)**	$ 1,831,932
Interest bearing deposits and securities	**23,937,463**	20,862,356
	$ **23,882,268**	$ 22,694,288

BIOMS MEDICAL CORP.

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2004

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiary, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis to which substantially all its research and development costs have been attributed to date.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporation's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year end audited financial statements of December 31, 2003. The interim consolidated financial statements have not been audited or reviewed by the Corporation's auditors.

3. **Change in Accounting Policy**

Stock-Based Compensation

During 2003, the Corporation adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870 for stock-based compensation to employees, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 to employees.

3. **Change in Accounting Policy** (Continued)

Since the adoption of CICA 3870 was not reflected in the prior interim consolidated financial statements, the comparative figures for the period ended March 31, 2003 have been restated as follows:

	March 31, 2003
Net loss	$ 956,753
General and administrative	99,579
Restated net loss	$ 1,056,332
Restated basic loss per common share	$ 0.02

The estimated fair value of the stock options issued during the period ended March 31, 2003 was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the period ended March 31, 2003 using the following weighted average assumptions:

	March 31, 2003
Dividend yield	**0.0**
Volatility factors of expected marketplace	**26.6%**
Risk-free interest rate	**5.0%**
Weighted average expected life of the options	**73 mos.**

4. **Investment**

The Corporation has an 18% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has committed to purchase during the current year a total of 30% interest in the company for $200,000 and has an option to purchase up to a total of 50% interest.

5. **Licensing Costs**

	March 31, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$17,665,286	$ 4,763,896	$12,901,390	$13,269,325

6. **Property and Equipment**

	March 31, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 5,095	$ 313	$ 4,782	$ 5,037
Computer equipment and software	95,003	28,806	$ 66,197	70,128
Leasehold improvements	68,731	9,722	59,009	59,362
	$ 168,829	$ 38,841	$ 129,988	$ 134,527

7. **Share Capital**

Authorized:
- Unlimited number of Class A and B voting, common shares
- Unlimited number of Class C and D non-voting, common shares
- Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

7. **Share Capital** (Continued)

Class A common shares issued:

	Number of Common Shares	Amount
Outstanding, January 1, 2003	48,709,671	$ 50,081,276
Issued for cash on exercise of share purchase warrants	330,000	825,000
Repurchased pursuant to normal course issuer bid	(52,000)	(53,766)
Outstanding, December 31, 2003	48,987,471	50,852,510
Private placement, issued for cash	2,844,495	9,386,833
Repurchased pursuant to normal course issuer bid	(14,000)	(16,270)
Share issuance costs	---	(976,101)
Outstanding, March 31, 2004	51,817,966	$ 59,246,972

Shares Issued

In relation to the prospectus offering dated January 12, 2004, 2,844,495 units of the Corporation were issued at a price of $3.30 per unit to raise gross proceeds of $9,386,833. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp.

During the year ended December 31, 2003, the Corporation repurchased 52,200 common shares at an average price of $3.06 per share for the total consideration of $159,550 and during the three months ended March 31, 2004, the Corporation repurchased 14,000 common shares at an average price of $3.24 per share for the total consideration of $45,320. The excess of the purchase price over the net book value of the common shares has been charged to the deficit.

7. **Share Capital** (Continued)

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At March 31, 2004, 4,000,000 common shares were reserved for stock options.

	March 31, 2004		March 31, 2003	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning and end of period	**2,911,500**	**$ 3.20**	2,541,500	$ 3.17

No stock options have been granted for the period ended March 31, 2003 and 2004.

Range of Exercise Prices:

		Options Outstanding			**Options Exercisable**	
		Number of Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (years)**	**Number of Options**	**Weighted Average Exercise Price**
$0.20		**159,500**	**$ 0.20**	**1.8**	**159,500**	**$ 0.20**
$2.50 to	$2.99	**1,122,000**	**2.59**	**2.4**	**632,000**	**2.63**
$3.00 to	$3.50	**225,000**	**3.17**	**9.4**	**144,600**	**3.23**
$3.65		**60,000**	**3.65**	**9.0**	**60,000**	**3.65**
$4.00 to	$4.50	**1,315,000**	**4.00**	**8.5**	**1,185,000**	**4.00**
$5.75		**30,000**	**5.75**	**2.6**	**30,000**	**5.75**
		2,911,500	**3.20**	**5.8**	**2,211,100**	**3.30**

1,696,000 options are issued to directors and 1,215,500 options are issued to employees and consultants.

7. **Share Capital** (Continued)

In addition to the above options, the Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
December 31, 2003		
Outstanding, beginning of year	1,650,000	$ 4.00
Issued on exercise of compensation warrants	165,000	4.00
Outstanding, end of year	1,815,000	
March 31, 2004		
Issued during the period	1,422,248	4.30
Outstanding, end of period	3,237,248	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. Each whole warrant entitles the holder to purchase one Class A common share for a period of one year from the closing of the offering.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure related to options granted prior to January 1, 2003 have been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%.

7. **Share Capital** (Continued)

Expected dividend yield - 0%, is as follows:

	March 31, 2004	March 31, 2003
Loss for the period	**$ 4,434,439**	$ 1,056,332
Compensation expense	**142,512**	142,421
Pro forma loss for the year	**$ 4,576,951**	$ 1,198,753
Pro forma loss per share	**$ 0.09**	$ 0.02

8. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

9. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

10. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding for the period of 49,056,994 (March 31, 2003 - 48,709,671).

The effect of potential exercise of options is anti-dilutive at March 31, 2004 and March 31, 2003 and is therefore not presented.

11. **Non Cash Working Capital Balances**

	March 31, 2004	March 31, 2003
Accounts receivable	$ 32,418	$ 25,542
Prepaid expenses	(105,743)	(41,384)
Accounts payable	703,511	(556,857)
	$ 630,186	$ (572,699)

12. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has also entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

13. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, accounts receivable and accounts payable. As at March 31, 2004 and December 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

14. **Related Party Transactions**

The Corporation paid management and administration amounts of $186,250 (2003 - $107,500) and office rent in the amount of $22,950 (2003 - $7,875) to companies controlled by directors and officers of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

16. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

17. **Comparative Figures**

The comparative figures for the three months ended March 31, 2003 have not been audited or reviewed by our auditors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Three Months Ended March 31, 2004

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. as of May 14, 2004 should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the 'Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750, involving a method for potentially mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

On March 18, 2004 the Corporation completed the closing of a prospectus filing. The offering resulted in the issuance of 2,844,495 units of the Corporation at a price of $3.30 per unit to raise gross proceeds of $9,386,834. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant. Each whole share purchase warrant entitled the holder to purchase one Class A common share for a period of one year from closing of the offering at a price of $4.30 per share.

The Corporation has purchased an interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments

The University of Alberta has received seventeen additional patents for the Corporations synthetic peptide therapeutic, MBP8298. BioMS, through its subsidiary, licenses these patents on an exclusive worldwide basis from the University of Alberta. In total, 50 patents have been granted to the University of Alberta for MBP8298 in 29 countries worldwide, including three patents issued in the United States.

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended March 31, 2004 was $4.4 million or $0.09 per share compared with a consolidated net loss of $1.0 million or $0.02 per share for the three months ended March 31, 2003. The increased loss was the result of larger amounts expended on research and development in the quarter.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $90,585 for the three month period ended March 31, 2004, as compared to $223,133 for the three month period ended March 31, 2003. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the three months ended March 31, 2004 were $4,525,024 as compared with $1,279,465 in the three months ended March 31, 2003. In the quarter expenses related to the Corporation's direct research and development efforts accounted for $3,368,811 or 75% of all expenses as compared with $195,155 or 15% in the same quarter in 2003.

Research and development

Research and development expenditures for the three months ended March 31, 2004 totaled $3,368,811 compared with $195,155 in three months ended March 31, 2003. The increase in costs was the result of work on the advancement of MBP8298 and HYC750 in preparation of the next phase of human clinical trials.

General and administration

General and administration expenditures increased to $779,835 for the three months ended March 31, 2004 as compared to $713,628 in the three months ended March 31, 2003. General and administration costs represented approximately 17% of total gross expenses for the Company in the quarter in 2004 compared with approximately 56% in the corresponding quarter in 2003. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation.

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004
Revenue	128,601	145,816	156,474	223,133	198,084	173,220	195,460	90,585
Research and development	884,778	987,532	1,720,448	195,155	1,273,497	954,845	1,559,620	3,368,511
General and administrative	481,867	548,114	569,246	713,628	750,681	307,277	1,185,589	779,835
Amortization of licensing costs	367,140	370,685	370,313	367,936	367,934	367,936	368,816	367,936
Amortization of property and equipment	2,529	3,352	13,663	2,746	3,821	2,812	8,131	8,442
Net Loss	1,607,713	1,763,867	2,517,196	1,056,332	2,197,849	1,459,650	2,926,696	4,434,439
Loss per common share - basic	(0.03)	(0.04)	(0.05)	(0.02)	(0.05)	(0.03)	(0.06)	(0.09)

The quarterly results of the Corporation have fluctuated primarily as a result of the various projects being conducted.

Continuous Disclosure

On March 30, 2004, National Instrument 51-102 "Continuous Disclosure Obligations" ("NI51-102") came into force for financial years beginning on or after January 1, 2004. As this Management's Discussion and Analysis ("MD&A") is the first filled pursuant to the new requirements of NI51-102, it includes additional disclosure normally only required in the annual MD&A including "Selected Annual Information" below which is not required in subsequent interim MD&A's.

Three Year Review

Financial Information for the last three years ended December 31, 2003

	2003	2002	2001
Revenue	$789,897	$542,593	$457,954
Expenses	$8,430,424	$8,345,640	$5,235,216
Net Loss	($7,640,527)	($7,803,047)	($4,777,262)
Loss per common share	($0.16)	($0.16)	($0.24)
Total Assets	$32,673,701	$38,807,517	$42,123,059

Liquidity and Solvency

As at March 31, 2004 cash and short-term investments totaled $23,882,268 as compared to $18,948,634 at December 31, 2003.

At March 31, 2004, the Corporation had working capital of $21 million as compared to $17 million at December 31, 2003. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the quarter the Corporation strengthened its cash position by the issuance of 2,844,495 units at a price of $3.30 per unit resulting in gross proceeds of $9,386,834. Each unit consisted of one Class A common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one Class A common share for a period of one year from closing of the offering at a price of $4.30 per share.

During the quarter the Corporation repurchased by way of a Normal Course Issuer Bid 14,000 shares of the company at a cost of $45,320.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $3,427,875 cash in operating activities for the three months ended March 31, 2004 as compared to $1,158,770 in the three months ended March 31, 2003.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Corporation will need to approach the equity markets for additional funding. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Corporation. The clinical trials require the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this interim report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this interim report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this interim report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer

BIOMS MEDICAL CORP.
Consolidated Financial Statements
December 31, 2003

AUDITORS' REPORT

To the Shareholders of

BioMS Medical Corp.

We have audited the consolidated balance sheets of BioMS Medical Corp. as at December 31, 2003 and December 31, 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow

Edmonton, Alberta
March 19, 2004

Chartered Accountants

BIOMS MEDICAL CORP.

Consolidated Balance Sheet

December 31, 2003 and December 31, 2002

	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 18,948,634	$ 23,860,849
Amounts receivable	132,979	72,829
Prepaid expenses	66,686	81,598
	19,148,299	24,015,276
Investment (Note 4)	121,550	---
Licensing costs (Note 5)	13,269,325	14,741,947
Property and equipment (Note 6)	134,527	50,294
	$ 32,673,701	$ 38,807,517
LIABILITIES		
Current Liabilities		
Accounts payable	$ 2,208,580	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	50,852,510	50,081,276
Contributed surplus (Note 3)	403,928	---
Deficit	(20,791,317)	(13,045,006)
	30,465,121	37,036,270
	$ 32,673,701	$ 38,807,517

Commitments (Note 13)

Approved on behalf of the Board

"Kevin Giese"	"Clifford Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

Consolidated Statement of Operations

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Revenue		
Interest	$ 789,897	$ 542,593
Expenses		
Research and development (Note 8)	3,983,117	5,004,242
General and administrative (Note 9)	2,957,175	1,846,931
Amortization of licensing costs	1,472,622	1,471,741
Amortization of property and equipment	17,510	22,726
	8,430,424	8,345,640
Net loss	$ 7,640,527	$ 7,803,047
Loss per common share - basic (Note 10)	$ 0.16	$ 0.16

BIOMS MEDICAL CORP.

Consolidated Statement of Deficit

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Balance, beginning of year	**$ 13,045,006**	$ 5,241,959
Net loss	**7,640,527**	7,803,047
Excess of repurchase price of common shares over stated capital (Note 7)	**105,784**	---
Balance, end of year	**$ 20,791,317**	$13,045,006

BIOMS MEDICAL CORP.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Cash provided by (used in):		
Operating Activities		
Net loss	$ (7,640,527)	$ (7,803,047)
Items not involving cash:		
Stock-based compensation	403,928	---
Amortization of licensing costs	1,472,622	1,471,741
Amortization of property and equipment	17,510	22,726
Net change in non-cash working capital balances related to operations (Note 11)	392,095	1,170,196
	(5,354,372)	(5,138,384)
Investing Activities		
Investment funds advanced (Note 4)	(121,550)	---
Purchase of property and equipment	(101,743)	(43,756)
	(223,293)	(43,756)
Financing Activities		
Repurchase of share capital (Note 7)	(159,550)	---
Share issue costs	---	(15,375)
Net proceeds from issuance of share capital (Note 7)	825,000	3,258,919
	665,450	3,243,544
Decrease in cash	(4,912,215)	(1,938,596)
Cash and cash equivalents, beginning of year	23,860,849	25,799,445
Cash and cash equivalents, end of year	$ 18,948,634	$ 23,860,849

Cash and cash equivalents consists of:

	2003	2002
Bank and trust accounts	$ 1,241,294	$ 2,697,275
Interest bearing deposits and securities	17,707,340	21,163,574
	$ 18,948,634	$ 23,860,849

BIOMS MEDICAL CORP.

Notes to the Consolidated Financial Statements

December 31, 2003 and December 31, 2002

---

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiary, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis to which substantially all its research and development costs have been attributed to date.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. **Summary of Significant Accounting Policies**

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary Rycor Technology Investments Corp. All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes short term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

2. **Summary of Significant Accounting Policies** (Continued)

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Income Taxes

The Corporation accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation

The Corporation grants stock options to employees, directors and consultants pursuant to a stock option plan described in Note 7. The Corporation uses the fair value method of accounting for all stock-based awards granted since January 1, 2003.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Change in Accounting Policy**

Stock-Based Compensation

During 2003, the Corporation adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870 for stock-based compensation to employees, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 to employees and, accordingly, has recorded compensation expense of $403,928 in 2003. Prior to January 1, 2003, the Corporation accounted for its employee stock options using the intrinsic value method and no compensation expense was recognized.

3. **Change in Accounting Policy** (Continued)

Under Section 3870, the fair value method may be applied prospectively for stock options relating to employees if the fair value method is adopted prior to January 1, 2004.

4. **Investment**

The Corporation has an 18% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has committed to purchase a total of 30% interest in the company for $200,000 over the next year and has an option to purchase up to a total of 50% interest.

5. **Licensing Costs**

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$17,665,286	$ 4,395,961	$13,269,325	$14,741,947

6. **Property and Equipment**

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 5,095	$ 58	$ 5,037	$ ---
Computer equipment and software	94,184	24,056	$ 70,128	40,128
Leasehold improvements	65,647	6,285	59,362	10,166
	$ 164,926	$ 30,399	$ 134,527	$ 50,294

7. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2002		
Outstanding, beginning of year	47,897,919	$ 46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement; issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issuance costs	---	(15,375)
Outstanding, end of year	48,709,671	50,081,276
December 31, 2003		
Issued for cash on exercise of share purchase warrants	330,000	825,000
Repurchased pursuant to normal course issuer bid	(52,200)	(53,766)
Outstanding, end of year	48,987,471	$ 50,852,510

7. **Share Capital** (Continued)

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. During the year ended December 31, 2003, the Corporation repurchased 52,200 common shares at an average price of $3.06 per share for the total consideration of $159,550. The excess of the purchase price over the net book value of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2003, 4,000,000 common shares were reserved for stock options.

	December 31, 2003			December 31, 2002		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of period	**2,541,500**	**$**	**3.17**	1,059,500	$	2.15
Granted	**400,000**		**3.55**	1,485,000		3.89
Expired	**(30,000)**		**4.50**	---		---
Exercised	**---**		**---**	(3,000)		2.97
Outstanding, end of period	**2,911,500**		**3.22**	2,541,500		3.17

7. **Share Capital** (Continued)

Range of Exercise Prices:

		Options Outstanding			Options Exercisable	
		Number of Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (years)**	**Number of Options**	**Weighted Average Exercise Price**
$0.20		**159,500**	**$ 0.20**	**2.0**	**159,500**	**$ 0.20**
$2.50 to	$2.99	**1,122,000**	**2.59**	**2.7**	**628,000**	**2.62**
$3.00 to	$3.50	**225,000**	**3.17**	**9.6**	**136,200**	**3.25**
$3.65		**60,000**	**3.65**	**9.2**	**60,000**	**3.65**
$4.00 to	$4.50	**1,315,000**	**4.00**	**8.7**	**1,185,000**	**4.00**
$5.75		**30,000**	**5.75**	**2.9**	**30,000**	**5.75**
		2,911,500	**3.22**	**6.0**	**2,198,700**	**3.30**

1,696,000 options are issued to directors and 1,215,500 options are issued to employees and consultants.

In addition to the above options, the Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	**Subscription Price**
December 31, 2002		
Outstanding, beginning and end of year	1,650,000	$ 5.80
December 31, 2003		
Outstanding, beginning of year	1,650,000	5.80
Issued on exercise of compensation warrants	165,000	5.80
Outstanding, end of year	1,815,000	4.00

7. **Share Capital** (Continued)

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

Stock-Based Compensation Expense

The estimated fair value of the stock options issued during the year ended December 31, 2003 was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro Forma Disclosure

The following pro forma financial information presents the loss for the year and basic loss per common share had the Corporation recognized stock-based compensation using a fair value based method for all stock-based awards granted, modified or settled prior to January 1, 2003.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Loss for the year	**$ 7,640,527**	$ 7,803,047
Add: fair value of stock-based compensation	**569,687**	684,825
Pro forma loss for the year	**$ 8,210,214**	$ 8,487,872
Basic loss per common share	**$ .16**	$ .16
Pro forma	**$ .17**	$ .18

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the year ended December 31, 2003 and 2002 using the following weighted average assumptions:

	2003	2002
Dividend yield	**0.0**	0.0
Volatility factors of expected marketplace	**26.6%**	27.0%
Risk-free interest rate	**5.0%**	5.0%
Weighted average expected life of the options	**72 mos.**	88 mos.

8. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

For the year ended December 31, 2002, the Corporation had accrued a liability in association with costs related to research and development which was subsequently settled with the net amount of $686,834 being credited to research and development expenses for the current year.

9. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

10. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding for the period of 48,762,488 (December 31, 2002 - 47,913,439).

The effect of potential exercise of options is anti-dilutive at December 31, 2003 and December 31, 2002 and is therefore not presented.

11. **Non Cash Working Capital Balances**

	2003	2002
Amounts receivable	**$ (60,150)**	$ (8,992)
Prepaid expenses	**14,912**	(64,773)
Accounts payable	**437,333**	1,243,961
	$ 392,095	$ 1,170,196

12. **Income Tax**

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Corporation's future tax liabilities and assets as of December 31, 2003 are as follows:

	2003	2002
Difference between book value and tax value of property and equipment and licensing costs	**$ 2,912,159**	$ 2,293,337
Income tax losses	**5,763,661**	3,717,459
	8,675,820	6,010,796
Valuation allowance	**8,675,820**	6,010,796
Net future income tax asset	**$ ---**	$ ---

The Corporation has non-capital income tax losses in the amount of $11,705,947 in the aggregate available as at December 31, 2003 to reduce taxable income in future years. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2003. The losses will expire as follows:

2007	$ 659,307
2008	3,056,691
2009	6,078,151
2010	1,911,798
	$ 11,705,947

12. **Income Tax** (Continued)

The difference between the computed expected income tax recovery based on a combined federal and provincial tax rate of 37.12% (2002 - 38.0%) and the actual income tax recovery are summarized as follows:

	2003	2002
Computed expected income tax recovery	**$ 2,921,903**	$ 2,965,158
Increase (decrease) in tax resulting from:		
Amortization in excess of deductible expense for tax	**(551,678)**	(495,309)
Non-deductible items	**(243,298)**	(160,174)
Unrecognized benefits of tax losses	**(2,126,927)**	(2,309,675)
Income tax expense	**$ ---**	$ ---

13. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the Corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

14. **Differences Between Canadian and United States Generally Accepted Accounting Principles**

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the Corporation, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

14. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

	2003	2002
Balance sheet adjustments:		
Licensing Costs		
Balance under Canadian GAAP	$ 13,269,325	$ 14,741,947
Adjustment for licensing costs (A)	(13,269,325)	(14,741,947)
Balance under U.S. GAAP	$ ---	$ ---
Share Capital		
Balance under Canadian GAAP	$ 50,852,510	$ 50,081,276
Adjustment for stock compensation for non-employees (B)	74,700	74,700
Adjustment for stock compensation for employees (B)	3,159,000	3,159,000
Balance under U.S. GAAP	$ 54,086,210	$ 53,314,976
Deficit		
Balance under Canadian GAAP	$ 20,791,317	$ 13,045,006
Adjustment for amortization of licensing costs (A)	(1,472,622)	(1,471,741)
Cumulative adjustment of prior years differences	17,975,647	19,447,388
Balance under U.S. GAAP Referred to as "Deficit Accumulated During The Development Stage"	$ 37,294,342	$ 31,020,653
Effect on consolidated statement of operations		
Net loss under Canadian GAAP	$ 7,640,527	$ 7,803,047
Licensing costs (A)	(1,472,622)	(1,471,741)
Net loss and comprehensive loss under U.S. GAAP	$ 6,167,905	$ 6,331,306
Basic loss per share - U.S. GAAP	$ 0.13	$ 0.13

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

14. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

A) Licensing Costs

On December 14, 2000, the Corporation entered into a licensing agreement with the University of Alberta through which it was granted exclusive rights to medical technology for the treatment of multiple sclerosis. Under Canadian GAAP licensing costs are capitalized and amortized over the term of the licensing agreement. Under U.S. GAAP, the licensing costs are considered rights to unproven technology which may not have alternative future uses and therefore, would have been expensed entirely for the fiscal year ended December 31, 2003. For the current fiscal year, there would be no amortization on licensing costs expensed under U.S. GAAP.

B) Stock Based Compensation

Prior to January 1, 2003, there was a difference in how stock-based compensation was accounted for under Canadian and U.S. GAAP. Under U.S. GAAP, the Corporation would have applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. During the year ended December 31, 2001, 900,000 options were issued to employees with an exercise price of $2.50 when the prevailing market price was $6.01. The intrinsic value method recognizes an expense based on the difference between the exercise price and the prevailing market rate. During the prior year, all options granted had an exercise price exceeding the prevailing market price on the grant date and, accordingly, no stock compensation expense was recognized in 2002. During the 2003 year, the Corporation used the fair value method of accounting for stock-based compensation under both U.S. and Canadian GAAP.

Under U.S. GAAP, SFAS No. 123 , "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, at fair value. The fair value of the non-employee stock options granted during the fiscal years ended December 31, 2002 and December 31, 2001 was estimated as the performance occurred and the options were earned using the Black-Scholes option pricing model based on the assumptions set out below. During the 2003 year, there is no difference between U.S. and Canadian GAAP.

Under U.S. GAAP, SFAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of compensatory share options using an option pricing model.

Assumptions	**2003**	2002
Risk free interest rate	**5.0%**	5.0%
Dividend yield	**0.0%**	0.0%
Volatility factors of expected market place	**26.6%**	27.0%
Weighted average expected life of the options	**72 months**	88 months

14. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

The Black-Scholes option valuation model as described in Note 7 was used in estimating the fair value of the options.

Pro forma disclosures of loss and loss per common share are presented below for the year ended December 31, 2002 as if the Corporation had adopted the cost recognition requirements under SFAS 123. In the prior year, the compensation cost for the stock-based compensation was $684,825 more than what would be reported using the intrinsic value method. For the current year, there is no difference between Canadian and U.S. GAAP as the fair value method is used in each case.

		2003		2002
Loss - U.S. GAAP As reported	**$**	**6,403,128**	$	6,331,306
Loss - U.S. GAAP Pro forma	**$**	**6,403,128**	$	7,016,131
Basic loss per common share As reported	**$**	**0.13**	$	0.13
Basic loss per common share Pro forma	**$**	**0.13**	$	0.15

C) Development Stage Enterprise

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise," additional disclosure is required for the cumulative operations of a development stage company, however, this is not a mandatory requirement under Canadian GAAP. The cumulative operations of the Corporation is as follows:

14. **Differences Between Canadian and United States Generally Accepted Accounting Principles** (Continued)

Consolidated Statement of Loss and Deficit

	Cumulative from inception through December 31, 2003	Cumulative from inception through December 31, 2002
Revenue	**$ ---**	$ ---
Expenses:		
Research and development	**30,258,264**	26,275,147
Employee stock option compensation	**3,562,928**	3,159,000
Non-employee stock option compensation	**74,700**	74,700
Administration	**5,139,939**	2,586,692
Amortization of property and equipment	**32,118**	14,608
Loss from operations before interest income	**39,067,949**	32,110,147
Other items		
Interest income	**(1,879,391)**	(1,089,494)
Excess of purchase price of common shares over stated capital	**105,784**	---
Deficit accumulated during the development stage	**$ 37,294,342**	$ 31,020,653

15. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, amounts receivable and accounts payable. As at December 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

16. **Related Party Transactions**

The Corporation paid management and administration amounts of $523,500 (2002 - $321,666) and office rent in the amount of $54,675 (2002 - $24,600) to companies controlled by directors and officers of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

18. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

19. **Subsequent Event**

On March 18, 2004, the Corporation completed the closing of a prospectus offering. The offering resulted in the issuance of 2,844,495 units of the Corporation at a price of $3.30 per unit to raise gross proceeds of $9,386,834. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one Class A common share for a period of one year from closing of the offering at a price of $4.30 per share.

20. **Comparative Figures**

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year End December 31, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars. A reconciliation to United States generally accepted accounting principles is included in Note 14 to the Consolidated Financial Statements.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials.

BioMS Medical Corp. has purchased an interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Three Year Review

Financial Information for the last three years ended December 31, 2003

	2003	**2002**	**2001**
Revenue	$789,897	$542,593	$457,954
Expenses	$8,430,424	$8,345,640	$5,235,216
Net Loss	($7,640,527)	($7,803,047)	($4,777,262)
Loss per common share	($0.16)	($0.16)	($0.24)
Total Assets	$32,673,701	$38,807,517	$42,123,059

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the twelve months ended December 31, 2003 was $7.6 million or $0.16 per share compared with a consolidated net loss of $7.8 million or $0.16 per share for the previous year. The loss in 2003 remained constant in both dollar amount and per share amount with that in 2002.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $789,897 for the twelve month period ended December 31, 2003, as compared to $542,593 for the previous year. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the twelve months ended December 31, 2003 were $8,430,424 as compared with $8,345,640 in the previous year. In 2003, expenses related to the Corporation's direct research and development efforts accounted for $3,983,117 or 46% of all expenses as compared with $5,004,242 or 60% in 2002.

Research and development

Research and development expenditures for the twelve months ended December 31, 2003 totaled $3,983,117 compared with $5,004,242 in 2002. The decrease in costs was the result of the completion of all preliminary work on MBP8298 in preparation of the next phase of human clinical trials for MBP8298 and HYC750.

General and administration

General and administration expenditures increased to $2,957,175 for the twelve months ended December 31, 2003 as compared to $1,846,931 in the year ended December 31, 2002. General and administration costs represented approximately 35% of total gross expenses for the Company in 2003 compared with approximately 22% in 2002. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation. The large increase in the total expenditures is the result of a general increase in the overall activity of the Corporation.

Stock-based Compensation Expense

As of January 1, 2003, the Corporation adopted the new accounting standard for stock-based compensation. As such, new awards of stock options commencing January 1, 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense over the period in which the related services are rendered.

During the year the Corporation granted 400,000 new stock options. The Corporation used the Black-Scholes option pricing model to estimate the fair value of the options granted. The 400,000 options granted were vested immediately. Application of the fair value method resulted in a $403,928 charge to stock based compensation expense with a corresponding charge to contributed surplus for the year ended December 31, 2003.

Eight Quarter Review

Financial Information – Quarterly
(In thousands of dollars, except for (loss) per share)

	Year Ended December 31, 2003				Year Ended December 31, 2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	223,133	198,084	173,220	195,460	111,702	128,061	145,816	157,014
Research and development	195,155	1,273,497	954,845	1,559,620	1,411,484	884,778	987,532	1,720,448
General and administrative	614,049	750,681	307,277	1,285,168	247,704	481,867	584,114	533,246
Amortization of licensing costs	367,936	367,934	367,936	368,816	363,603	367,140	370,685	370,313
Amortization of property and equipment	2,746	3,821	2,812	8,131	3,182	2,529	3,352	13,663
Net Loss	1,179,886	2,395,933	1,459,660	2,605,048	2,025,973	1,607,713	1,909,683	2,259,678
Loss per common share - basic	(0.02)	(0.05)	(0.03)	(0.06)	(0.04)	(0.03)	(0.04)	(0.05)

BioMs Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

The quarterly results of the Corporation have fluctuated primarily as a result of various projects being conducted in the research.

In the 4th quarter of 2003, the Corporation incurred a loss of $2,605,048 or $0.06 per share as compared to a loss of $2,259,678 or $0.05 per share in the 4th quarter of 2002. Revenue was $195,460 in the period in 2003 compared to $157,014 in 2002. Research and development decreased to 1,559,620 in 2003 from $1,720,448 in 2002. General and Administrative costs increased to $1,285,168 for the quarter in 2003 from $533,246 in 2002. This increase was the result of a general increase in the activity of the corporation.

Liquidity and Solvency

As at December 31, 2003 cash and short-term investments totaled $18,948,634 as compared to $23,860,849 at December 31, 2002.

At December 31, 2003, the Corporation had working capital of $17 million as compared to $22 million at December 31, 2002. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the year the Corporation strengthened its cash position by the issuance of 330,000 shares through the exercise of share purchase warrants at $2.50 for gross proceeds of $825,000.

During the year the Corporation repurchased by way of a Normal Course Issuer Bid 52,200 shares of the company at a cost of $159,550.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $5,354,372 cash in operating activities for the twelve months ended December 31, 2003 as compared to $5,138,384 in the year ended December 31, 2002.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Corporation will need to approach the equity markets for additional funding. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Corporation. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer